UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter Results and Declares Quarterly Dividend,” dated November 4, 2014.

Exhibit

1.	Press Release dated November 4, 2014

Exhibit 1

Textainer Group Holdings Limited

Reports Third-Quarter Results and Declares Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) – November 4, 2014 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported third-quarter 2014 results.

Financial and Business Highlights:

•	Net income attributable to Textainer Group Holdings Limited common shareholders increased 35.4 percent from the prior year quarter to $54.3 million, or $0.95 per diluted share;

•	Adjusted net income(1) increased 25.9 percent from the prior year quarter to $50.2 million, or $0.88 per diluted share;

•	Lease rental income grew 10.9 percent from the prior year quarter to $130.5 million;

•	Utilization increased 1.6 percentage points during the third quarter and is currently 97.4 percent, the highest since 2012;

•	Adjusted EBITDA(1) of $120.0 million, an increase of 12.7 percent from the prior year quarter;

•	Declared a quarterly dividend of $0.47 per share;

•	Continued our strong pace of expansion with $821 million of capex year-to-date and more than $882 million invested for delivery in 2014; and

•	Increased total fleet size by 6.8 percent year-over-year to 3.2 million Twenty-Foot Equivalent Units (“TEU”).

“During 2014, we have invested $821 million to purchase 433,000 TEU of new, purchase leaseback and previously managed containers. Utilization has increased almost 4 percentage points since March to 97.4 percent, the highest level in two years. Our depot inventory is at its lowest level since 2012 and dry container lease-outs outpaced turn-ins by 2.6 to 1 during the third quarter,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Our results have exceeded our expectations. Lease rental income grew by nearly 11 percent year-over-year to $130 million, a new record. Adjusted net income(1) was $50.2 million for the quarter, an increase of 26% from the prior year quarter.”

“Our adjusted net income(1) includes $7.9 million received from a settlement with a lessee in bankruptcy proceedings. The settlement covers a portion of rental and recovery costs which had been expensed in prior quarters. Excluding these proceeds, our adjusted net income(1) would have been $42.4 million or a year-to-year increase of 6.5%.”

“Our relatively low leverage and low cost funding provide ample flexibility to invest. We have reduced our funding costs by 48 basis points year over year. Our fleet has grown by 7 percent over the past 12 months to 3.2 million TEU and our owned fleet has grown 11 percent in the last 12 months. While lower rental rates impact per container profitability, our growing fleet, declining cost of funds and higher utilization have offset this decline and allowed us to continue to deliver solid performance.”

“We continue to see pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices and low interest rates. Low new prices continue to depress used container prices resulting in reduced gains on sales and trading profits. We believe container prices are near the cost of production and interest rates cannot go much lower. We also believe returns on containers purchased at today’s prices will improve over time, especially if interest rates and/or new container prices rise.”

	Q3 QTD			Q3 YTD
	2014	2013	% Change	2014	2013	% Change
Total revenues	$144,525	$132,647	9.0%	$419,485	$391,494	7.1%
Income from operations	$73,625	$64,317	14.5%	$203,438	$212,448	-4.2%
Net income attributable to Textainer Group Holdings Limited common shareholders	$54,297	$40,115	35.4%	$146,959	$137,264	7.1%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.95	$0.71	33.8%	$2.57	$2.41	6.6%
Adjusted net income(1)	$50,172	$39,858	25.9%	$149,543	$132,849	12.6%
Adjusted net income per diluted common share(1)	$0.88	$0.70	25.7%	$2.62	$2.34	12.0%
Adjusted EBITDA(1)	$119,952	$106,416	12.7%	$329,082	$321,183	2.5%
Average fleet utilization	97.0%	94.5%	2.6%	95.6%	95.1%	0.5%
Total fleet size at end of period (TEU)	3,173,017	2,971,589	6.8%
Owned percentage of total fleet at end of period	78.0%	75.0%	4.0%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and makes our calculation comparable with some of our public competitors. Accordingly, utilization for the three and nine months ended September 30, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.

Third-Quarter Results:

Textainer’s third-quarter financial results benefited from higher revenue due to an increase in our owned container fleet size and an increase in utilization. The Company settled outstanding claims from a lessee in bankruptcy, which resulted in an increase in lease rental income of $2.6 million and a bad debt recovery of $5.3 million. Textainer benefited from lower interest expense primarily due to interest savings from the refinancing of debt earlier in the year. These factors were offset by an increase in depreciation expense due to the larger owned fleet and lower gains on sale of containers, net.

Dividend

On October 30, 2014, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on December 1, 2014 to shareholders of record as of November 19, 2014.

Outlook

“For the first time in several years, 2014 had a traditional second to third quarter peak season. Although the demand for refrigerated containers is expected to be strong over the coming months, we are now heading into the slow season for dry containers. Fortunately, we closed out the third-quarter with our lowest depot inventory in two years, which positions us well for the near term.

“Pressure on rental rates will remain as a result of the competitive environment and ready access to capital. We do not expect new and used container prices or returns to increase in the near term”, continued Mr. Brewer. “We believe our utilization level will remain high and expect similar operating performance next quarter as booked containers are picked up and we continue to benefit from reduced funding costs.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Tuesday, November 4, 2014 to discuss Textainer’s third quarter 2014 results. An archive of the Webcast will be available one hour after the live call through November 3, 2015. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 847-619-6547. The participant passcode for both dial-in numbers is 38212899. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2 million containers, representing 3.2 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the world’s largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees, sells containers to more than 1,200 customers and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that container prices are near the cost of production and interest rates cannot go much lower; (ii) Textainer’s belief that returns on containers purchased at today’s prices will improve over time, especially if interest rates and/or new container prices rise; (iii) Textainer’s expectation that demand for reefers will be strong in the coming months; (iv) Textainer’s belief that pressure on rental rates will remain as a result of the competitive environment and ready access to capital for container lessors; (v) Textainer’s expectation that new and used container prices or returns will not increase in the near term; and (vi) Textainer’s belief that its utilization level will remain high and that it will have similar operating performance next quarter as booked containers are picked up and it benefits from a full quarter of reduced funding costs. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2014.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014		2013		2014		2013
Revenues:
Lease rental income		$130,491		$117,634		$374,780		$346,231
Management fees		4,475		4,960		13,256		15,192
Trading container sales proceeds		6,088		3,537		20,641		8,432
Gains on sale of containers, net		3,471		6,516		10,808		21,639

Total revenues		144,525		132,647		419,485		391,494

Operating expenses:
Direct container expense		11,126		10,799		37,240		29,937
Cost of trading containers sold		5,911		3,279		20,465		7,489
Depreciation expense and container impairment		47,616		42,452		130,156		108,968
Amortization expense		985		1,097		2,843		3,272
General and administrative expense		6,037		5,541		19,269		18,145
Short-term incentive compensation expense (benefit)		1,257		(253)		2,764		1,119
Long-term incentive compensation expense		1,669		1,164		4,879		3,378
Bad debt (recovery) expense, net		(3,701)		4,251		(1,569)		6,738

Total operating expenses		70,900		68,330		216,047		179,046

Income from operations		73,625		64,317		203,438		212,448

Other income (expense):
Interest expense		(18,484)		(20,091)		(67,358)		(62,614)
Interest income		31		31		90		100
Realized losses on interest rate swaps and caps, net		(2,854)		(1,963)		(7,421)		(6,442)
Unrealized gains on interest rate swaps, collars and caps, net		4,820		12		3,959		6,280
Other, net		7		(4)		(1)		(33)

Net other expense		(16,480)		(22,015)		(70,731)		(62,709)

Income before income tax and noncontrolling interests		57,145		42,302		132,707		149,739
Income tax (expense) benefit		(820)		(988)		18,695		(7,769)

Net income		56,325		41,314		151,402		141,970
Less: Net income attributable to the noncontrolling interests	(2,028)		(1,199)		(4,443)		(4,706)

Net income attributable to Textainer Group Holdings Limited common shareholders	$54,297		$40,115		$146,959		$137,264

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.96		$0.71		$2.59		$2.44
Diluted	$0.95		$0.71		$2.57		$2.41

Weighted average shares outstanding (in thousands):
Basic	56,719		56,317		56,687		56,289
Diluted	57,120		56,844		57,085		56,839

Other comprehensive income:
Foreign currency translation adjustments		(2)		(2)		46		(136)

Comprehensive income		56,323		41,312		151,448		141,834
Comprehensive income attributable to the noncontrolling interests		(2,028)		(1,199)		(4,443)		(4,706)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$54,295		$40,113		$147,005		$137,128

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2014 and December 31, 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$86,922	$120,223
Accounts receivable, net of allowance for doubtful accounts of $11,176 and $14,891 in 2014 and 2013, respectively	96,288	91,967
Net investment in direct financing and sales-type leases	84,905	64,811
Trading containers	6,556	13,009
Containers held for sale	23,891	31,968
Prepaid expenses and other current assets	19,203	19,063
Deferred taxes	1,505	1,491

Total current assets	319,270	342,532
Restricted cash	43,137	63,160

Containers, net of accumulated depreciation of $638,369 and $562,456 at 2014 and 2013, respectively	3,544,882	3,233,131
Net investment in direct financing and sales-type leases	255,198	217,310
Fixed assets, net of accumulated depreciation of $9,007 and $8,286 at 2014 and 2013, respectively	1,455	1,635
Intangible assets, net of accumulated amortization of $34,031 and $31,188 at 2014 and 2013, respectively	26,161	29,157
Interest rate swaps, collars and caps	3,480	1,831
Other assets	19,481	20,227

Total assets	$4,213,064	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$6,841	$8,086
Accrued expenses	9,974	9,838
Container contracts payable	170,307	22,819
Deferred revenue and other liabilities	324	345
Due to owners, net	8,705	12,775
Secured debt facility	108,500	—
Term loan	31,600	—
Bonds payable	29,830	161,307

Total current liabilities	366,081	215,170
Revolving credit facilities	896,448	860,476
Secured debt facilities	1,007,100	808,600
Term loan	455,000	—
Bonds payable	239,733	836,901
Interest rate swaps, collars and caps	1,684	3,994
Income tax payable	7,405	16,050
Deferred taxes	5,705	19,166
Other liabilities	2,894	3,132

Total liabilities	2,982,050	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,763,745 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	375,568	366,197
Accumulated other comprehensive income	115	69
Retained earnings	798,028	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,174,276	1,097,823
Noncontrolling interest	56,738	47,671

Total equity	1,231,014	1,145,494

Total liabilities and equity	$4,213,064	$3,908,983

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Cash flows from operating activities:
Net income	$151,402	$141,970

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	130,156	108,968
Bad debt (recovery) expense, net	(1,569)	6,738
Unrealized gains on interest rate swaps, collars and caps, net	(3,959)	(6,280)
Amortization of debt issuance costs and accretion of bond discount	15,035	8,596
Amortization of intangible assets	2,843	3,272
Amortization of deferred revenue	—	(1,001)
Gains on sale of containers, net	(10,808)	(21,639)
Share-based compensation expense	5,592	3,895
Changes in operating assets and liabilities	(30,149)	(6,300)

Total adjustments	107,141	96,249

Net cash provided by operating activities	258,543	238,219

Cash flows from investing activities:
Purchase of containers and fixed assets	(492,162)	(562,337)
Proceeds from sale of containers and fixed assets	105,516	90,172
Receipt of payments on direct financing and sales-type leases, net of income earned	53,463	41,373

Net cash used in investing activities	(333,183)	(430,792)

Cash flows from financing activities:
Proceeds from revolving credit facilities	211,295	368,138
Principal payments on revolving credit facilities	(175,323)	(117,001)
Proceeds from secured debt facilities	341,500	104,100
Principal payments on secured debt facilities	(34,500)	(231,000)
Proceeds from term loan	500,000	—
Principal payments on term loan	(13,400)	—
Proceeds from bonds payable	—	299,363
Principal payments on bonds payable	(728,859)	(98,625)
Decrease (increase) in restricted cash	20,023	(13,175)
Debt issuance costs	(7,922)	(12,078)
Issuance of common shares upon exercise of share options	2,405	2,820
Excess tax benefit from share-based compensation awards	1,375	2,200
Capital contributions from noncontrolling interests	4,623	2,476
Dividends paid	(79,924)	(77,690)

Net cash provided by financing activities	41,293	229,528

Effect of exchange rate changes	46	(136)

Net (decrease) increase in cash and cash equivalents	(33,301)	36,819
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of period	$86,922	$136,946

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2014 and 2013, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized gains on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized gains will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$54,297	$40,115	$146,959	$137,264
Adjustments:
Write-off of unamortized debt issuance costs	390	—	6,814	895
Unrealized gains on interest rate swaps, collars and caps, net	(4,820)	(12)	(3,959)	(6,280)
Impact of reconciling items on income tax expense	74	—	(75)	306
Impact of reconciling item on net income attributable to the noncontrolling interests	231	(245)	(196)	664

Adjusted net income	$50,172	$39,858	$149,543	$132,849

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.95	$0.71	$2.57	$2.41
Adjustments:
Write-off of unamortized debt issuance costs	0.01	—	0.12	0.02
Unrealized gains on interest rate swaps, collars and caps, net	(0.08)	—	(0.07)	(0.11)
Impact of reconciling items on income tax expense	—	—	—	0.01
Impact of reconciling item on net income attributable to the noncontrolling interests	—	(0.01)	—	0.01

Adjusted net income per diluted common share	$0.88	$0.70	$2.62	$2.34

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$54,297	$40,115	$146,959	$137,264
Adjustments:
Interest income	(31)	(31)	(90)	(100)
Interest expense	18,484	20,091	67,358	62,614
Realized losses on interest rate swaps and caps, net	2,854	1,963	7,421	6,442
Unrealized gains on interest rate swaps, collars and caps, net	(4,820)	(12)	(3,959)	(6,280)
Income tax expense (benefit)	820	988	(18,695)	7,769
Net income attributable to the noncontrolling interests	2,028	1,199	4,443	4,706
Depreciation expense and container impairment	47,616	42,452	130,156	108,968
Amortization expense	985	1,097	2,843	3,272
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,281)	(1,446)	(7,354)	(3,472)

Adjusted EBITDA	$119,952	$106,416	$329,082	$321,183

Net cash provided by operating activities			$258,543	$238,219
Adjustments:
Bad debt recovery (expense), net			1,569	(6,738)
Amortization of debt issuance costs and accretion of bond discount			(15,035)	(8,596)
Amortization of deferred revenue			—	1,001
Gains on sale of containers, net			10,808	21,639
Share-based compensation expense			(5,592)	(3,895)
Interest income			(90)	(100)
Interest expense			67,358	62,614
Realized losses on interest rate swaps and caps, net			7,421	6,442
Income tax (benefit) expense			(18,695)	7,769
Changes in operating assets and liabilities			30,149	6,300
Impact of reconciling items on net income attributable to the noncontrolling interests			(7,354)	(3,472)

Adjusted EBITDA			$329,082	$321,183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer